January 9, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:     Melissa Raminpour, Branch Chief

Re:	Hawaiian Holdings, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 16, 2017
Form 10-Q for the Quarter Ended September 30, 2017
Filed October 20, 2017
File No. 001‑31443

Ladies and Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comments contained in the letter dated December 22, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings. We have repeated the comments contained in the Comment Letter in bold italics before our responses.
.

Form 10-K for the Year Ended December 31, 2016

Management Discussion and Analysis of Financial Condition and Results of Operation

Operating Expenses, page 27

1.
Tell us your consideration for providing a description of the main components of “other operating expenses” that would enhance an investor’s understanding of this expense line item. Please revise as appropriate.

Company Response:

The Company respectfully acknowledges the Staff’s comment and notes that the main components of “other operating expenses” are personnel expenses such as meals and entertainment, professional fees for various consultants, hotel expenses for crew members, communications costs, costs of office supplies, insurance costs, legal fees and miscellaneous expenses. In response to the Staff’s comment, the Company will more explicitly describe the main components of “other operating expenses” in future filings.

Critical Accounting Policies

Impairment of Long-Lived Assets and Finite-lived Intangible Assets, page 38

2.
We note your decision to exit the Boeing 767-300 fleet in 2018 and that you completed an impairment analysis of the Boeing 767-300 asset group and recorded a $49.4 million impairment charge. We further note that your Boeing 767-300 fleet included 4 owned and 4 leased as of December 31, 2016 and 1 owned and 7 leased at September 30, 2017. Please clarify if any of the leased Boeing 767-300 fleet were accounted for as capital leases and whether the impairment charge related to all owned and leased aircraft in this asset group.

Company Response:

The Company respectfully clarifies that none of the leased Boeing 767-300 fleet were accounted for as capital leases and that the impairment charge related to only the Company’s owned aircraft at December 31, 2016. To the extent applicable, the Company will clarify this as appropriate in future filings.

3.
Additionally, in April 2017, you executed a sale leaseback transaction with an independent third party for three Boeing 767-300 that continue through 2019 and recorded a loss on the sale of aircraft of $4.9M. Please tell us if this transaction resulted in further impairment analysis by the company at the time of the sale leaseback and disclose how this impacts your previously disclosed decision to exit the fleet by 2018. Also tell us your consideration for classifying your owned aircraft as assets held for sale at December 31, 2016 pursuant to ASC 360-10-45-9.

Company Response:

The Company respectfully advises the Staff that the last scheduled termination date for the lease of one of the Boeing 767-300 sale leaseback aircraft is January 3, 2019 which is materially consistent with its previously disclosed decision to exit the fleet by 2018. The Company further advises the Staff that the Company completed an evaluation for impairment under the “held and used” classification as of March 31, 2017, considering all information known as of the date of filing of the Company’s Form 10-Q for the quarter ended March 31, 2017, and concluded that there was no additional impairment. As a result, the loss on sale was recorded when incurred upon the sale of the aircraft on April 22, 2017.

The Company further advises the Staff that it completed an evaluation of its owned aircraft as assets held for sale as of December 31, 2016 pursuant to ASC 360-10-45-9 which resulted in the classification of “held and used.” ASC 360-10-45-9 states that assets that are to be disposed of by sale should be accounted for as held for sale only if they meet all of the criteria in the standard. The Company evaluated the criteria in ASC 360-10-45-9, supplemented by the guidance in sections 4.47 and 4.48 of the AICPA Audit and Accounting Airlines Guide (“Airlines Guide”), noting that all the required criteria were not met. Specifically, the sale required Board of Directors’ approval, which wasn’t obtained until April 2017. Furthermore, the assets were not available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets. Per section 4.47 and 4.48 of the Airlines

Guide, an aircraft would generally have to be permanently grounded in order to meet the definition of held for sale because the complexity of fleet movements and scheduling make it unlikely that an aircraft in service would meet the definition of available for immediate sale.

Form 10-Q for the Quarter Ended September 30, 2017

Notes to Consolidated Financial Statements

10. Employee Benefit Plans, page 17

4.
We note your disclosure that in March 2017, the company recognized a one-time settlement loss of $15.0 million and in August 2017 made a one-time cash payment of approximately $101.9 million from the elimination of your post 65 post-retirement medical benefit plan as a result of the ratification of the contract amendment with ALPA. Additionally, you expensed $18.7 million for the one-time payment to reduce the company’s 401K employer contribution for certain pilot groups and for the true up of the pilot vacation accrual at the revised rates set forth in the ALPA agreement. Please tell us if a portion of these charges, if any, was considered in your accrual of $34.0 million at December 31, 2016 based on the February tentative agreement with ALPA. If not, please tell us how you determined the charges should be recorded upon the ratification of the ALPA agreement and include any accounting guidance considered in your determination.

Company Response:
The Company respectfully advises the Staff that the $34.0 million accrued at December 31, 2016 did not include the $18.7 million that was recorded as of March 31, 2017, which consisted primarily of a one-time payment to reduce future 401K contributions for certain pilots. By way of background, the $34.0 million accrued related exclusively to pilot retroactive pay related to prior service based on the revised rates specified in the February 10, 2017 tentative agreement (“TA”) between the Company and the Air Line Pilots Association (“ALPA”). At the time of the TA, the Company had yet to issue its December 31, 2016 financial statements. As the Company had additional information about a liability that had been incurred as of year-end (since it was both estimable and probable) the preliminary estimate was recorded based on the TA prior to filing the 10-K for the year ended December 31, 2016. The $34.0 million accrual was calculated based on the increase in wages and benefits (401K employer match and employer taxes) related to the hourly wage increase during the period from September 15, 2015 through December 31, 2016, the amendable period, as agreed to in the TA. In contrast the 401K payment was intended to represent amounts related to future service, as it lowered the future employer-match rate for a group of active pilots. As a result, the signing of the TA in February was not a subsequent event that would require an accrual to be recorded in 2016 as it did not relate to prior service and there was no indication that a liability existed at December 31, 2016. The liability was incurred when the agreement was ratified.
As the 401K payment related to a reduction of future 401K contributions for certain pilots, the Company considered whether the expense should be deferred and recorded over all or some portion of the new contract period in accordance with ASC 710- 10-25. The Company determined that deferral and amortization of the payment was not appropriate as the payment was not ‘in lieu of all or a portion of an increase in their base wage rate’, as described in the guidance. Further, each pilot did not receive the same benefit amount that he or she would have received if the employer match remained unchanged. In addition, if a pilot were to leave the Company, the Company could not recover the lump sum payment.
The Company would also like to take this opportunity to supplementally advise the Staff that during the Company’s year-end close process during the 4th quarter of 2017, the Company revised the settlement calculation by an immaterial amount associated with the one-time settlement of its pilots post-65 post-retirement medical benefit plan and the period in which spouses of pilots become eligible to receive such benefits. In the Company’s upcoming Form 10-K filing for the year ended December 31, 2017, the Company intends to adjust the one-time settlement charge from $15.0 million to $10.4 million.
The timing of the one-time settlement loss of $10.4 million (as adjusted) as of August 2017 was based on the guidance per ASC 715-60, which indicates a settlement is a transaction that (1) is an irrevocable action, (2) relieves the company of primary responsibility for postretirement benefit obligation and (3) eliminates significant risks related to the obligation and assets used to effect the settlement. The Company determined that these criteria were not met until the curtailment occurred, which was at the time that the $101.9 million payment to the plan was made in August 2017. This conclusion is consistent with the example in ASC 715-60-15-16. The $101.9 million payment in August 2017 relieved the Company of primary responsibility for other post-retirement benefit obligations and simultaneously set up a health retirement account for each pilot. Prior to the actual settlement the obligation being settled was not fixed (as the actuarial assumptions were subject to change); thus the risks related to the obligation were not eliminated until the actual settlement occurred in August 2017.

Management Discussion and Analysis of Financial Condition and Results of Operations

Wages and Benefits, page 32

5.
Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please also expand to explain how the ALPA agreement increased costs classified in wages and benefits. Refer to Item 303(a) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

Company Response:
The Company respectfully acknowledges the Staff’s comments and confirms that in future filings the Company will endeavor to quantify the impact of each material factor discussed as appropriate.
For example, below is a revised version of the Wages and Benefit paragraph on page 32 of the Company’s Form 10-Q for the quarter ended September 30, 2017 reflecting anticipated future disclosures (the underlined text shows the anticipated new disclosure):

“Wages and benefits expense for the third quarter increased by $24.7 million or 18.1%, and $71.1 million or 18.0% for the three and nine months ended September 30, 2017, respectively. Wages increased by $18.4 million for the quarter, of which the signing of the Air Line Pilots Association (ALPA) contract amendment effective April 1, 2017 accounted for approximately $13.9 million.  In addition, employee benefits expenses (including health insurance) increased by $3.6 million for the quarter. The higher wage and benefits expenses also reflected an increase in the number of flight crew personnel and training to prepare for the induction of our A321neo fleet in addition to an overall increase in employee headcount by approximately 6.8% as compared to September 30, 2016 which includes flight attendants, machinists, and non-contract employees.”
* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned or Aaron J. Alter at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 493-9300 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.
/s/ SHANNON L. OKINAKA
Shannon L. Okinaka Executive Vice President, Chief Financial Officer and Treasurer

cc:    Aaron J. Alter, Hawaiian Holdings, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Diane Inzano, Ernst & Young LLP